Ecopetrol S.A.'s Board of Directors Approves Earnings Distribution Proposal For Fiscal Year 2012

BOGOTA, Colombia, Feb. 23, 2013 /PRNewswire/ -- Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) announces its earnings distribution proposal for 2012 that was approved by the company's Board of Directors and will be presented to the General Shareholders Assembly for its consideration on March 21, 2013.

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•	The plan calls for 70.02% of 2012 net earnings to be distributed as ordinary dividend, and an additional 9.89% of 2012 net earnings as extraordinary dividend.

•	The ordinary dividend would be COP$255.00 per share and the extraordinary dividend would be COP$36.00 per share.

•	Total dividend per share would be COP$291.00.

The number of dividend payments will be decided by the Shareholders Assembly.

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) is the largest company in Colombia and an integrated oil company that is one of the 50 largest oil companies in the world and one of the four main oil companies in Latin America. Besides Colombia, where it accounts for 60% of production, Ecopetrol maintains exploration and production activities in Brazil, Peru and the United States (Gulf of Mexico). Ecopetrol owns the largest refinery in Colombia, most of the country's network of oil and multipurpose pipelines and is becoming increasingly involved in the biofuels business.

This news release contains statements related to the prospects of the business, estimates for operating and financial results, and the growth forecasts of Ecopetrol. These are projections, and, as such, are solely based on the expectations of management with regard to the company's future and its continued access to capital to finance the company's business plan. Such forward-looking estimates depend on changes in market conditions, government regulations, competitive pressures, performance of the Colombian economy and industry, among other factors; therefore, they are subject to change without prior notice.

For more information, please contact:

Director of Investor Relations
Alejandro Giraldo
Telephone: +571-234-5190
Fax: +571-234-5628
E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)
Jorge Mauricio Tellez
Telephone:  +571-234-4329
Fax: +571-234-4480
E-mail: mauricio.tellez@ecopetrol.com.co